OncoSec Medical Incorporated

820 Bear Tavern Road

Ewing, New Jersey 08628

February 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OncoSec Medical Incorporated Request for Withdrawal of Registration Statement on Form S-1 Filed on February 1, 2023 File No. 333-269517

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), OncoSec Medical Incorporated, a Nevada corporation (the “Company”), hereby respectfully requests that that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-269517), together with all exhibits and amendments thereto, as initially filed with the Commission on February 1, 2023 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it opted not to pursue the offering contemplated thereby at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned at 820 Bear Tavern Road, Ewing, New Jersey 08628, with a copy to Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP via email at Christopher.Tinen@procopio.com or via facsimile at (619) 744-5459.

Additionally, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use by the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320.

Very truly yours,

/s/ Robert H. Arch
Name:	Robert H. Arch
Title:	President and Chief Executive Officer